UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi- Tech Zone, Chengdu, Sichuan Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry Into A Material Agreement

On September 24, 2024, Antelope Enterprise Holdings Ltd. (the “Company” or the “Registrant”) closed a private placement transaction pursuant to a securities purchase Agreement (the “Agreement”) with each of three investors whereby the investors purchased an aggregate of 2,323,945 class A ordinary shares at 0.71 per share for an aggregate consideration of $1,650,000. Under the Agreement, the Company does not have an obligation to register any of the securities issued in the placement. The Company intends to use the proceeds from this financing for general working capital purposes. This private placement transaction was approved unanimously by the board of directors and the audit committee of the board of directors of the Company.

The form of the Agreement is attached hereto as an exhibits 99.1 and incorporated herein by reference.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2024	ANTELOPE ENTERPRISE HOLDINGS LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer